Exhibit 19

LEGACY HOUSING CORPORATION

Memorandum

To:All Personnel of Legacy Housing Corporation (the “Company”)

From:Thomas W. Osier, General Counsel

Date:August 2022

Re:Insider Trading and Confidentiality Notice to Company Personnel

This memorandum confirms procedures which all personnel at every level must follow, arising from our legal responsibilities and obligations as a public company.

1.Prohibition against trading on undisclosed material information. If you are aware of material information relating to the Company that has not yet been available to the public for at least two full days, you are prohibited by Company policy from trading in our shares or directly or indirectly disclosing such information to any other persons so that they may trade in our shares. It is difficult to describe exhaustively what constitutes "material" information, but you should assume that any information, positive or negative, which might be of significance to an investor in determining whether to purchase, sell or hold our stock would be material. Information may be significant for this purpose even if it would not alone determine the investor's decision. Examples include a potential business acquisition, internal financial information which departs in any way from what the market would expect, important business developments, the acquisition or loss of a major contract, or an important financing transaction. We emphasize that this list is merely illustrative.

2.Confidentiality. Unauthorized disclosure of internal information about the Company is prohibited, whether or not for the purpose of facilitating improper trading in the stock. Company personnel should not discuss internal Company matters or developments with anyone outside of the Company, except as required in the performance of regular corporate duties.

This prohibition applies specifically (but not exclusively) to inquiries about the Company that may be made by the financial press, investment analysts or others in the financial community. It is important that all such communications on behalf of the Company be made only through an appropriately designated officer under carefully controlled circumstances. Unless you are expressly authorized to the contrary, if you receive any inquiries of this nature, you should decline comment and refer the inquirer to me.

If you have any doubt as to your responsibilities under these guidelines, seek clarification and guidance from me before you act. Do not try to resolve uncertainties on your own.

We will expect the strictest compliance with these policies by all personnel at every level. Failure to observe these policies may result in serious legal difficulties for you, as well as the Company. A failure to follow the letter and spirit of these policies would be considered a matter of extreme seriousness.